Exhibit 99.1

News Release
NYSE, TSX: NTR

December 10, 2025

Nutrien Completes Sale of Equity Position in Profertil S.A.

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has completed the sale of its 50 percent equity position in Argentina-based nitrogen producer Profertil S.A. (Profertil) to Adecoagro S.A. and Asociacion de Cooperativas Argentinas Coop Ltda through a joint acquisition. Total proceeds from the sale on a pre-tax basis are approximately US$600 million.

“Closing the sale of our equity stake in Profertil demonstrates continued progress towards simplifying our portfolio, enhancing earnings quality, and improving cash conversion,” said Ken Seitz, Nutrien’s President and CEO. “We intend to allocate the proceeds towards capital allocation priorities that support our ability to grow free cash flow per share over the long term, including targeted growth investments, share repurchases and debt reduction.”

With the completion of the Profertil sale, Nutrien has generated approximately US$900 million in gross proceeds from asset divestitures since the fourth quarter of 2024.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

Forward-Looking Statements

This news release contains certain forward-looking statements and forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities laws (such statements are often accompanied by words such as “continue”, “expect”, “will” “target”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, expectations regarding our capital allocation intentions and strategies, and our divestment of non-core assets and the anticipated benefits and proceeds resulting from same.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this release. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to general economic conditions, including prevailing commodity prices and interest rates; and the other assumptions detailed from time to time in

Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Although Nutrien believes the expectations and material factors and assumptions reflected in the forward-looking information herein are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and as such, readers should not place an undue reliance on these forward-looking statements. The forward-looking information is not a guarantee of future performance and is subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to, the risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release as a result of new information or future events, except as may be required under applicable securities laws.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com

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